[Forbes Letterhead]

June 17, 2011

VIA FACSIMILE, FED EX, AND EDGAR

Mr. H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4628

Re:	Forbes Energy Services Ltd.

Amendment No. 2 to Registration Statement on Form S-4

Filed April 15, 2011

File No. 333-170741

Dear Mr. Schwall:

In response to your letter dated May 4, 2011 (the “Fourth Comment Letter”), we have prepared the following responses to your comments based on your consideration of (i) the Amendment No. 2 to Registration Statement on Form S-4 (as amended, the “Registration Statement”) of Forbes Energy Services Ltd. (the “Company”) and (ii) the Company’s letter provided to the Securities and Exchange Commission (the “Commission”) on April 15, 2011 (the “Third Response Letter”).

For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below them are our responses.

Comments and Responses:

Amendment No. 2 to Registration Statement on Form S-4

Prospectus Cover Page

1.	We note your reference to “Texas Conversion” here and on the back cover page of your prospectus. We also note your reference throughout to the “Conversion.” Please define the term “Texas Conversion” here or, in the alternative, remove the reference to “Texas.”

In accordance with this comment, the cover page and back cover page of the Registration Statement has been revised to replace reference to “Texas Conversion” with the “Reincorporation into Texas.”

Mr. H. Roger Schwall

June 17, 2011

The Conversion, page 22

Background and Reasons for the Conversion, page 22

2.	We note your disclosure at page 22 that FES Ltd was incorporated in Bermuda, in part, to take advantage of certain provisions of Canadian securities law in connection with the Company’s initial public offering in Canada and simultaneous U.S. private placement. Please revise your filing to explain how and why you took advantage of certain provisions of the Canadian securities laws given that your operations are largely in the United States.

The Company does not believe that the statement referenced in the comment above is material to the Conversion. For this reason, the Company has decided to remove this statement from page 22 of the Registration Statement. For your information, Canada was reported to be, and turned out to be, a jurisdiction where a public securities offering took less time to effect than in the U.S.

3.	We note your disclosure in the third paragraph on page 22 regarding your beliefs with respect to (i) the Conversion, (ii) domiciling in the United States and (iii) domiciling in Texas. Please expand your disclosure to further describe the reasons behind each of these beliefs.

In accordance with this comment, the Registration Statement has been revised to expand our disclosure on pages 6 and 22 regarding the reasons for the Conversion and the change in domicile resulting therefrom.

United States Federal Income Tax Consequences of the Share Consolidation and Conversion, page 96

4.	We note your response to comment 6 in our letter dated April 1, 2011. Please revise your filing to clarify, if true, that you have disclosed all material federal income tax consequences of the transactions. In that regard, we note your statement at page 97 that your disclosure is a “general overview of federal income tax consequences,” which could be interpreted to suggest that you have not disclosed all material federal income tax consequences.

In accordance with this comment, the Registration Statement has been revised to clarify that all material federal income tax consequences of the transactions have been disclosed therein.

Exhibit 5.2

5.

We note the statement that the “opinion is issued solely for [the Company’s] benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.” Please obtain and file a new opinion that does not include a disclaimer of responsibility that in any way states or implies that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the

Mr. H. Roger Schwall

June 17, 2011

opinion. In addition, please ensure that references to all transaction documents are correct. In this regard, we note that the opinion indicates that your registration statement was filed on April 14, 2011.

In accordance with this comment, the Company has obtained and filed a revised Bermuda law legality opinion that does not contain the statement referenced in the comment above and contains updated references to the transaction documents.

6.	If the assumptions set forth in clauses (e), (f), (i), (k) and (l) on page 2 of the opinion are retained in the revised opinion, please tell us why each such assumption is both necessary and appropriate.

Bermuda counsel has provided the following explanations of the necessity and appropriateness of the above referenced assumptions (in the following paragraphs “we” and “our” refer to the Company’s Bermuda counsel):

(e) We are not present at the signing of written resolutions, nor are we present at board meetings, so we must assume that the resolutions have been passed as stated. It is a question of fact whether or not resolutions have been passed in the manner stated, and it is a further question of fact whether or not the Company has or has not passed subsequent resolutions that might revoke or vary the resolutions passed. We are not able to opine on questions of fact and as such must assume the facts indicated.

(f) A Bermuda company may only exercise its powers in furtherance of its objects (i.e., in furtherance of its “lawful business”). The question of the purpose for which powers are being exercised and actions are taken is a question of fact on which we cannot opine. As such, we must assume the facts indicated.

(i) This assumption relates to the circumstances that would result in the Company requiring a license under Bermuda’s Investment Business Act. That statute is not relevant to this opinion and, as such, it has been removed from our revised Bermuda law legality opinion filed with the Registration Statement.

(k) Rights agreements, in the form of the Rights Agreement referenced in our opinion, may be authorized by the board of directors of a Bermuda company only if, inter alia, they are being authorized for a proper purpose. The purpose for which the Rights Agreement has been authorized is a question of fact on which we cannot opine. Therefore, in order to give our opinion number 3 we must make this assumption.

(l) Shares of a Bermuda company may not be issued for less than their par value, and may not be described as fully paid unless the company has received at least the par value thereof. It is a question of fact whether or not the Company has received consideration of at least the par value for the issuance of any of its shares. In order to give our opinion number 2, we must assume these facts.

Mr. H. Roger Schwall

June 17, 2011

7.	Please tell us why the proviso beginning “However, the Company shall not be discontinued…” in paragraph 7 at page 3 of the opinion is both necessary and appropriate. In that regard, we note that this statement appears to raise the possibility that the opinion set forth in this paragraph and paragraph 6 may be negated.

Bermuda counsel has provided the following explanations of the necessity and appropriateness of the above referenced proviso (in the following paragraphs “we,” “us” and “our” refer to the Company’s Bermuda counsel):

Bermuda law states that no company shall be discontinued unless the advertisement and notice of discontinuance described in the proviso referred to above has been posted and filed with the Bermuda Registrar of Companies, respectively. As such, while our opinion is correct (i.e., as described in the first sentence of our opinion number 7) and would be correct irrespective of the advertisement appearing and notice being filed, there is nonetheless action that must be taken by the company in order to effect the discontinuance and it would be wholly misleading of us to give the opinion without adding the proviso as to the action that must be taken. The opinion is therefore not negated; the language simply clarifies the actions that remain to be taken by the company.

8.	Please ensure that the revised opinion opines on all the Bermuda law assumptions set forth in the legality opinion filed as Exhibit 5.1. See comment 18 in our letter dated February 15, 2011. In that regard, the revised Bermuda opinion should also address the following:

•	whether the Company is in good standing under the laws of Bermuda;

In accordance with this comment, the Company has obtained and filed a revised Bermuda law legality opinion with regard to Bermuda law that contains an opinion with respect to the good standing under the laws of Bermuda.

•	whether the issued share capital has been duly authorized; and

Please note the explanatory paragraph which appears immediately prior to the opinion paragraphs of the Bermuda law legality opinion. This paragraph clarifies the meaning of the concept of “valid issuance” under Bermuda law as including, with respect to the common shares and the Series B Preferred Shares, the concept of due authorization.

•	whether, in addition to its discontinuance, the Company has taken all corporate action required under the laws of Bermuda to continue in the State of Texas.

Mr. H. Roger Schwall

June 17, 2011

In accordance with this comment, the Company has obtained and filed a revised Bermuda law legality opinion with regard to Bermuda law that the Company has taken all corporate action required under the laws of Bermuda to continue in the State of Texas.

Exhibit 8.1

9.	We note the reference in the tax opinion to “Reorganization Agreement.” Please obtain and file a new opinion that defines such term. In addition, please tell us whether you have filed such agreement as an exhibit.

The filed tax opinion inadvertently made reference to a “Reorganization Agreement.” The correct reference is to the “Registration Statement.” The Company has obtained and filed a revised tax opinion that corrects this reference.

10.	We note the statement in the tax opinion that counsel assumes no responsibility to inform you of any change or inaccuracy that may occur or come to its attention. Please obtain and file a revised opinion that speaks as of the date of effectiveness and does not disclaim the obligation to update the information between the time the opinion is signed and the effectiveness of the registration statement. This comment also applies to the legality opinion filed as Exhibit 5.1 with respect to the statement in such opinion that counsel does not undertake to supplement the opinion with respect to any events or changes occurring subsequent to the date of the opinion.

In accordance with this comment, the Company has obtained and filed a revised tax opinion and Texas law legality opinion that does not disclaim the obligation to update the information in such opinions between the time the opinion is signed and the effectiveness of the registration statement.

Mr. H. Roger Schwall

June 17, 2011

* * * * * * * *

Should you have any additional questions, please contact me by phone at (361) 664-0549, fax at (361) 664-0599 or e-mail at mcooper@ForbesEnergyServices.com. We will be pleased to provide any additional information that may be necessary.

Sincerely,

FORBES ENERGY SERVICES LTD.

/s/ L. Melvin Cooper
L. Melvin Cooper
Senior Vice President, Chief Financial Officer and Assistant Secretary

cc	H. Roger Schwall
Assistant Director

R. Clyde Parker, Jr., Esq.
Winstead PC
(281) 681-5901 (fax)